FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Fredericks, John W.	2. Issuer Name and Ticker or Trading Symbol Lakeland Bancorp, Inc. - LBAI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) Chairman of the Board
(Last) (First) (Middle) c/o Lakeland Bancorp, Inc. 250 Oak Ridge Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/27/03
(Street) Oak Ridge, NJ 07438		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								234,561(1)	D
Common Stock	1-24-03		J(2)		11,000	D		140,944(3)	I	By Wife
Common Stock								116,618(4)	I	Held by trust of which Mr. Fredericks is a trustee
Common Stock	1-24-03		J(5)		11,000	A		11,000	I	Held by Fredericks Fuel & Heating Service in which Mr. Fredericks is President.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Includes 11,128 shares acquired as part of a 5% stock dividend paid by the Company on November 15, 2002 to shareholders of record October 31, 2002 and 859 shares acquired as part of the Company's Dividend Reinvestment Plan.
(2) On January 24, 2003, 11,000 shares were transfered from the account of Jane Fredericks to the account of Fredericks Fuel & Heating Service.
(3) Includes 7,233 shares acquired as part of a 5% stock dividend paid by the Company on November 15, 2002 to shareholders of record October 31, 2002 and 40 shares acquired as part of the Company's Dividend Reinvestment Plan.
(4) Includes 5,527 shares acquired as part of a 5% stock dividend paid by the Company on November 15, 2002 to shareholders of record October 31, 2002 and 537 shares acquired as part of the Company's Dividend Reinvestment Plan.
(5) On January 24, 2003, 11,000 shares were transfered from the account of Jane Fredericks to the account of Fredericks Fuel & Heating Service.

By: /s/ Harry Cooper, Power of Attorney **Signature of Reporting Person	1-27-03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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